EXHIBIT 10.1

October 14, 2008

Daniel E. O’Leary

President

UG Entertainment, LLC

50 Upper Alabama Street

Suite 50

Atlanta, GA 30303

Dear Dan:

UG Entertainment, LLC, a Georgia limited liability company (“Owner”) is currently in discussions with the Georgia Lottery Corporation (“GLC”) relating to a license arrangement (the “VLT License”) from GLC to Owner for the operation by Owner of a Video Lottery Facility at Underground Atlanta, the State of Georgia’s only special entertainment district (the “Georgia Project”).  Owner and Dover Downs Gaming Management Corp., a Delaware corporation and wholly-owned subsidiary of Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (“Operator”) have discussed entering into a management agreement (the “Management Agreement”) whereby Owner would retain Operator to act as its exclusive agent to manage the VLT Facility (as defined below).  This letter of intent (the “Letter of Intent”) sets forth certain material, terms, conditions and understandings, both binding and non-binding, relative to negotiating the Management Agreement.

1.                                       Certain Definitions.

For purposes of this Letter of Intent, the following terms are summarized as follows:

1.1                                 “Affiliates” shall mean any corporation or other entity which controls, is controlled by, or is under common control of a party to this Letter of Intent.

1.2                                 “Allowed Interest Expense” shall be the actual amount of interest incurred by Owner on the VLT Facility, provided however that:  (a) in the event of a Leveraged Recapitalization, the parties shall agree on what the appropriate amount of interest to be charged will be based on what it would have been absent the Leveraged Recapitalization; (b) the calculation of allowed interest assumes a capital structure with no less than thirty percent (30%) equity invested in the VLT Facility and to the extent that less equity has been invested, interest that would not have been incurred if 30% equity had been invested shall be disallowed; and (c) interest in excess of interest that would have been incurred under the terms of a more favorable third-party financing arranged by Operator and rejected by Owner shall be disallowed.  In no event shall any interest be paid to Owner or Operator or an Affiliate of either unless on terms approved by Owner and Operator.

1.3                                 “Approved Financings” shall mean any new financings with respect to the VLT Facility or amendments thereto.  Operator shall consult with and advise Owner with respect to Approved Financings, but shall have no approval rights with respect thereto.  Lenders under Approved Financings must have entered into a Non Disturbance and Attornment Agreement on terms satisfactory to Operator.

1.4                                 <Intentionally omitted>

1.5                                 “Excluded Taxes” shall mean sales taxes of the State of Georgia.

1.6                                 “GLC” shall have the meaning set forth in the preamble.

1.7                                 “Incentive Fee” shall equal fifteen percent (15%) of Net Earnings Before Taxes, provided that the fee shall not be earned to the extent that Net Earnings Before Taxes is not sufficient to make the payment.

1.8                                 “Leveraged Recapitalization” shall mean a refinancing of the capital structure of the VLT Facility that results in an increase in principal if, and to the extent that, part of the use of proceeds is a payment to the Owner.  A refinancing of the capital structure of the VLT Facility in which the proceeds are utilized to expand the VLT Facility shall not be deemed to be a Leveraged Recapitalization.

1.9                                 “Management Agreement” shall have the meaning set forth in the preamble.

1.10                           “Management Fee” shall be calculated for any particular month based on the existing phase(1) of the development of the VLT Facility as follows:

Total Number of Machines
At the VLT Facility	Management Fee
Phase I	2% of Revenues
Phase II	1.5% of Revenues
Phase III, IV and beyond.	1% of Revenues

1.11                           “Net Earnings Before Taxes” shall mean Revenues minus Operating Expenses.

1.12                           “Operating Expenses” shall mean expenses incurred in the operation of the VLT Facility, including payments and fees to the GLC, payments and fees to any other regulatory authority, costs of goods sold, employee expenses, employee taxes, general and administrative expenses, insurance premiums, utility expenses, costs of routine repairs and maintenance, marketing costs, costs of accountants, consultants and attorneys, operating costs of computer systems and communication lines, Allowed Interest Expense, depreciation expense (in accordance with GAAP) lease or rental expense, payment of the Management Fee and video lottery taxes, but excluding the Incentive Fee, capital leases and capital expenditures (as defined under GAAP) and debt amortization.  Any expenses which benefit Underground Atlanta but are not part of the VLT Facility shall be prorated.  Lease payments to the City or to any other third party shall be disallowed to the extent properly allocable to purchase price (e.g., if the lease has a below market purchase option).

(1) The Management Agreement shall define, with particularity, each phase of the project.  The parties generally intend that the first phase will be a temporary facility based upon the existing footprint of Underground Atlanta.  The second phase will generally be an expanded temporary facility extending the footprint to “the street” and containing approximately 2,000 machines.  The third and fourth phases will generally be the development of the permanent facility, with the third phase containing approximately 4,000 machines.

1.13                           “Operator” shall have the meaning set forth in the preamble.

1.14                           “Dover Standards” shall have the meaning set forth in Section 2.2.

1.15                           “Owner” shall have the meaning set forth in the preamble.

1.16                           “Regulatory Approval” shall mean all required regulatory approvals and consents by the GLC and any other governmental agency, quasi governmental agency, regulatory authority or legislative authority in the State of Georgia for the approval of the Georgia Project and grant of the VLT License to Owner.

1.17                           “Renewal Test” shall be the financial test which Operator must achieve in order to have the right to exercise the renewal options and shall require an average annual percentage return on Owner’s cash equity in the VLT Facility for all full calendar years of operation under the Management Agreement in an amount equal to a twenty percent (20%) return on equity (which shall be calculated utilizing Owner’s EBITDA).  The Renewal Test assumes the same equity investment as set forth in Section 1.2.

1.18                           “Revenues” shall mean all revenues received from operating the VLT Facility, less Excluded Taxes.  For these purposes, Revenues shall include, but not be limited to, all revenues derived from gross video lottery receipts minus the payment of all winnings to wagerers.  The following shall not be included in Revenues (or as an Operating Expense):  monies, monetary equivalents or gratuities given away by Operator or any Affiliate as free promotional play and used by wagerers in a video lottery terminal.

1.19                           “Term” shall mean an initial term of five (5) years with Operator granted two (2) options to extend the term for an additional two (2) year term, provided that the Renewal Test is met.  The term shall commence on the date that Phase I (the temporary facility) opens to the public.

1.20                           “Territory” shall mean the State of Georgia and all territories within a 150 mile radius surrounding Underground Atlanta.

1.21                           “VLT Facility” For purposes of this Letter of Intent, the term VLT Facility will refer to the new Video Lottery Terminal facility to be located at or adjacent to Underground Atlanta and will be limited to the actual gaming facilities or video lottery venues located within an agreed upon footprint and all entertainment venues, hotels, restaurants, gift shops or other retail stores, food and beverage and all related facilities within such footprint.  The footprint shall extend to all four (4) phases as defined in the Management Agreement.  Upon the mutual consent of Owner and Operator, the term “VLT Facility” may be expanded to include any or all of the non-gaming facilities that will be developed and located adjacent to the gaming facilities, including but not limited to entertainment venues, hotels, restaurants, gift shops or other retail stores, food and beverage and all related facilities outside the footprint of the VLT Facility.  The term VLT Facility specifically excludes any existing facilities at Underground Atlanta (except those facilities in which the temporary VLT Facility resides) and any third party restaurants, entertainment venues, hotels, gift shops, retail, food and beverage, parking and related facilities.

2.                                       The Management Agreement.

Subject to our completion of a diligence investigation as to site evaluation, financial matters, and regulatory concerns, the parties hereto will negotiate in good faith and use reasonable efforts to arrive at a mutually acceptable definitive Management Agreement.  The Management Agreement would be subject to Regulatory Approval and contain provisions typically found in video lottery management agreements and appropriate to a transaction of this size and type, including more expansive definitions and the following provisions:

2.1                                 Agency.  During the Term, Operator shall be appointed as Owner’s agent and shall have exclusive authority relative to the supervision and control of the VLT Facility and shall be paid the Management Fee and the Incentive Fee.  The “agency” created shall be explicitly governed by the terms and conditions contained in the Management Agreement.  As is customary for such arrangements, Operator shall have discretion relative to operating and marketing policies, standards of service, staffing levels, personnel policies, pricing and credit policies as set forth in the Management Agreement.  Owner shall fund all of the operations and provide adequate working capital in accordance with an agreed upon budget.

2.2                                 Standards of Performance.  Operator will manage the VLT Facility consistent with industry standards, the standards currently employed at the Operator’s flagship location in Dover, Delaware (the “Dover Standards”) and such other standards and requirements as the parties may agree.

2.3                                 Approved Financings.  Owner shall only be permitted to enter into Approved Financings with respect to the VLT Facility.

2.4                                 Capital Expenditures.  Owner shall be required to keep the VLT Facility in compliance with applicable laws and with the Dover Standards.  Operator shall advise and consult with Owner with respect to capital improvements at the VLT Facility.

2.5                                 Employees.  Operator shall be responsible for hiring, firing, training and disciplining all personnel employed at the VLT Facility, all of whom shall be employees of Owner, except with respect to up to two (2) key employees whom Operator may choose to place on Operator’s payroll.  Operator shall place no restrictions on Owner’s ability to hire such key employees upon termination of the Management Agreement.  In either event, all personnel costs shall be funded by Owner in accordance with an agreed upon budget.

2.6                                 Insurance.  Owner and Operator will procure and maintain insurance at such levels as is customary in the industry to protect both Owner and Operator from liability or loss.  Operator may provide such coverage through a blanket insurance program covering multiple sites.  All insurance costs shall be funded by Owner and treated as an Operating Expense.

2.7                                 Indemnification.  Owner and Operator will provide, to each other, an indemnity as is customary for casino management agreements.

2.8                                 Non-Competition; Exclusivity; Right of First Refusal. During the Term Operator agrees not to own (all or any part of) or manage a video lottery facility within the Territory.  In addition during the first five years of the Term (the “Initial Period”) Owner shall grant to Operator the exclusive right to manage any additional video lottery facilities owned or acquired by the Owner within the Territory upon terms substantially similar to those herein or as otherwise agreed.  Following the Initial Period and prior to the expiration of the Term, Owner shall grant to Operator a right of first refusal with respect to the management of any additional video lottery facilities owned or acquired by the Owner within the Territory.

2.9                                 Termination.  The Owner may terminate the Management Agreement either with or without cause.  Any termination without cause by the Owner will contain a significant termination fee to be negotiated by the parties, but shall not be permitted during the initial five (5) year term (as it may be extended under Section 1.19).  “Cause” shall be limited to (i) material, uncured defaults, (ii) “bad boy” provisions, (iii) licensure revocation, and (iv) such other matters as the parties may agree.

2.10                           Consulting and Construction Services.  Owner shall pay all costs to develop, construct, furnish and equip the VLT Facility in accordance with a project budget and plans and specifications (including FF&E specifications) as agreed upon by the Owner.  Operator shall provide advice and counsel relative to (a) such budget, plans and specifications, and (b) the retention, by Operator for Owner’s account at Owner’s sole cost and expense, of consultants, architects, engineers, contractors and construction managers, as approved by Owner and Operator.  Operator shall not be paid an additional fee for such services but shall be reimbursed for any out-of-pocket expenses such as travel, lodging and meals and Owner approved consultants and Owner approved entertainment.

2.11                           Pre-Opening Services.  Owner and Operator shall agree upon a pre-opening budget and Operator shall provide advice and counsel relative to (a) staffing, marketing, leasing, licensing, supplies and inventory and related pre-opening activities, and (b) the retention, by Operator for Owner’s account at Owner’s sole cost and expense, of consultants and contractors, as approved by Owner.  Operator shall not be paid an additional fee for such services but shall be reimbursed for any out-of-pocket expenses such as travel, lodging and meals and Owner approved consultants and Owner approved entertainment.

2.12                           Capitalization of Owner; Investment Right.  Owner will grant to Operator and its Affiliates the right to subscribe for up to ten percent (10%) of the common equity (in common equity, limited partnership or membership interests, as applicable) of Owner upon the same economic terms as the founders of UG Entertainment, LLC.  In the event of such an investment, Operator would participate in the profits and losses of Owner on economic terms and conditions substantially similar to the principals of Owner.  The economics of such investment would be separate and distinct from any Management Fee or Incentive Fee otherwise due and payable to Operator during the Term.  Owner and Operator would enter into a Members Agreement, an Operating Agreement and such other documents and agreements as would be customary, which would contain governance, economic arrangements and equity Ownership rights consistent with an investment of this type, including specifically a right of Owner to acquire Operator’s interest upon expiration or termination of the Management Agreement at an agreed upon price or an independently determined fair market value.

3.                                       Timing.

The parties agree to use best efforts to have the Management Agreement entered into prior to initial GLC authorization, but no later than one hundred eighty days from the execution of this Letter of

Intent unless mutually extended by the parties.

4.                                       Binding Provisions.

Upon execution of this Letter of Intent by both parties, the following paragraphs shall constitute legally binding and enforceable agreements:

4.1                                 Exclusive Dealing.  Owner and Operator agree that upon execution of this Letter of Intent, neither party nor their respective Affiliates will enter into or continue any discussions or negotiations relating to the ownership, operation, development or management of the VLT Facility or any other VLT facility within the Territory prior to the expiration of a date that is one year from the date of the execution of this Letter of Intent.

4.2                                 Confidentiality.  In the event no Management Agreement is executed, any proprietary or confidential information furnished by one party to the other party in connection therewith shall be held in strict confidence and shall not be disclosed to any third party, other than such party’s counsel, accountants and advisors to the extent necessary within the scope of their respective engagements, unless disclosure is otherwise required by law or judicial process.  Each party further agrees that in the event no Management Agreement is executed, it shall return all materials received from the other in connection therewith and shall destroy all papers developed by its accountants, agents and employees in connection with the proposed transaction which embody proprietary or confidential information.

4.3                                 Non-Interest Bearing Loan.  Operator agrees to make a non-interest bearing loan to Owner in an amount equal to five hundred thousand dollars ($500,000) in cash subject to the conditions set forth below.  Upon the initial approval of the GLC of a resolution authorizing the VLT Facility (in substantially the form reviewed by Operator), Operator shall pay one hundred thousand dollars ($100,000) to Owner and the balance of four hundred thousand dollars ($400,000) shall be due and payable upon the satisfaction of all conditions contained in the definitive Management Agreement and the issuance of a license by the GLC to the Owner and Operator, if required, for the operation of the VLT Facility.  If no Management Agreement is entered into, the $100,000 shall be refunded.  The loan shall be repaid to the Operator out of available cash flow but no later than one (1) year after operations have commenced, provided that sufficient Net Earnings Before Taxes have been generated to make the repayment.  Owner may opt to have the loan take the form of an equity investment substantially as provided for in Section 2.12 and as agreed to by the parties.

4.4                                 Employees.  In the event a Management Agreement is not entered into for any reason, neither party shall for a period of eighteen (18) months from the date hereof, without the prior written consent of the other, solicit the employment of, or employ or offer to employ, any employees of the other party.  This prohibition shall only extend to employees in senior management, or key employees in operations, regulatory, financial, marketing and sales, or permitting aspects of a party’s business.  This prohibition shall not apply to any employee ninety (90) days after such employee has left the employ of either party.

4.5                                 Expenses.  Except as otherwise provided herein, each of us is responsible for its own expenses for accounting, legal and other consultants or experts.

4.6                                 Consents and Approvals.  We agree to cooperate with one another and proceed, as promptly as reasonably practicable, to seek to obtain from third parties any material consents or approvals that may be necessary for the Management Agreement.

4.7                                 Announcements.  No announcement concerning the Management Agreement is to be made without the parties’ mutual consent, though such consent shall not be unreasonably withheld by either party.

4.8                           Governing Law; Counterparts; Severability; Assignment.  This Letter of Intent shall be governed by and construed in accordance with the laws of the State of Georgia without regard to any choice of law principle that would dictate the application of the laws of another jurisdiction.  This Letter of Intent may be signed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Should one or more provisions of this Letter of Intent be or become invalid, the parties hereto shall substitute, by mutual consent, valid provisions for such invalid provisions which valid provisions in their economic effect are sufficiently similar to the invalid provisions that it can be reasonably assumed that the parties would have entered into this Letter of Intent with such valid provisions.  This Letter of Intent may not be assigned to any other third party without the express written consent of the other party.

This Letter of Intent is intended to be and shall be construed to be only a non-binding Letter of Intent summarizing our discussions to date.  Except for Section 4, it shall not create any rights or obligations on the part of the parties hereto.

If the foregoing is acceptable to you, please so indicate by executing the enclosed copy and returning it to me.  Thank you.

DOVER DOWNS GAMING MANAGEMENT CORP.

		By:	/s/ Edward J. Sutor
Edward J. Sutor
President

Accepted:

UG ENTERTAINMENT, LLC

By:	/s/ Daniel E. O’Leary
Daniel E. O’Leary
President

Date:	October 16, 2008